SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Jacksam Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46650D107

(CUSIP Number)

Singlepoint Inc.

2999 North 44th Street, Suite 530

Phoenix, Arizona 85018

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46650D107

1	NAMES OF REPORTING PERSONS Singlepoint Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,175,419
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 4,175,419
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,175,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

2

Item 1. Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Jacksam Corporation, a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 30191 Avenida De Las Banderas, Suite B, Rancho Santa Margarita, California 92688.

Item 2. Identity and Background

(a) This statement is being filed by Singlepoint Inc. (the “Reporting Person”).

(b) The Reporting Person’s business address is 2999 North 44th Street, Suite 530, Phoenix, Arizona 85018.

(c) The principal business of the Reporting Person is a technology and acquisition company with a focus on acquiring companies that will benefit from the injection of growth capital and technology integration. Our portfolio companies include solar, mobile payments, ancillary cannabis services and blockchain solutions.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Nevada, United States.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to a Membership Interest Purchase Agreement entered into between the Issuer and the Reporting Person in March 2017, in exchange for the Issuer issuing the shares of common stock to the Reporting Person being reported hereby, the Reporting Person issued 4,878,049 shares of its common stock and paid Two Hundred Thousand Dollars ($200,000).

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns an aggregate of 4,175,419 shares of the Issuer’s common stock, or 6.86% of the Issuer’s issued and outstanding shares of common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 4,175,419 shares of common stock.
(c)	N/A.
(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Singlepoint Inc.

Dated: July 9, 2019	By:	/s/ William Ralston
William Ralston, President

4